Gregory Herbers

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Division of Corporate Finance, Office of Manufacturing

June 10, 2022

Re: TriplePulse, Inc.

Offering Statement on Form 1-A POS File No. 024-11329

Dear Mr. Herbers:

On behalf of TriplePulse, Inc., I am filing this correspondence to formally request that the Request for Qualification Letter filed yesterday, June 9, 2022, requesting qualification of the above-referenced offering statement, be withdrawn.

If you require any additional information with respect to this letter, please contact Christopher Thompson at 202-236-4675.

Sincerely,

/s/ Christopher Thompson

Christopher Thompson

Chief Executive Officer

TriplePulse, Inc.

cc: Edward Grenville

Inspire Business Law Group, PC